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___________________________________
                                        :
         IN THE MATTER OF               :
                                        :
ALLEGHENY ENERGY, INC. et. al.          :
                                        :    CERTIFICATE
         File No. 70-8411               :    PURSUANT TO RULE 24
                                        :    FOR THE QUARTER ENDED
     (Public Utility Holding            :    MARCH 31, 1999
      Company Act of 1935)              :
___________________________________     :




          Through March 31, 1999, Allegheny Energy, Inc. (Allegheny) has made capital contributions to AYP Capital, Inc. ("AYP Capital") and its subsidiaries totaling $62,835,970. See attached consolidated financial statements
for the quarter ended    March 31, 1999.  During the first
quarter of 1999, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by AYP Capital during the first quarter of 1999 are shown below.

I.      Description of Activities

  A.    Consulting and Engineering Services

           AYP Capital provided engineering, consulting, procurement and construction services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

  B.    Energy Management Services - APS Cogenex

           As previously reported, AYP Capital and EUA-
        Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex.
        Pending resolution of outstanding jobs, the APS
        Cogenex joint venture continues to exist.

           AYP Capital developed energy management products and services to be offered to customers in and around the service territory of its affiliates.


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  C.    EWGs and FUCOs

           AYP Capital, through the Latin American Energy and Electricity Fund I, L.P., a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the first quarter. As of the end of the first quarter of 1999, AYP Capital has invested
        $4,642,600 in LAEEF.


  D.    Real Estate Activities

        In March, AYP Capital entered into an agreement, subject to SEC approval, to purchase property adjacent to property on whcih AE, Inc's. and Potomac Edison's Corporate Centers are located. During the quarter, AYP Capital made a down payment into an escrow account.

  E.    Insider Heat Pump Distributorship

           No new activities.

        F. HVAC and Appliance Warranties/Power Quality
        Devices

           No new activities.


II. Guarantees or assumption of liabilities by Allegheny on behalf of AYP Capital or its subsidiaries


        Allegheny continues to provide support to AYP
        Capital in connection with a $5 million
        discretionary line of credit for AYP Capital to be
        utilized by AYP Capital's subsidiary, Allegheny
        Energy Solutions, as working capital.  Allegheny
        also continues to provide support to AYP Energy
        trading activities by providing parent guarantees
        to AYP Energy counterparties.   As of March 31,
        1999, in connection with AYP Energy's trading activities, Allegheny had guarantees of support outstanding in the amount of $49,610,000.

III.    Services Provided by AYP Capital to Associate
Companies

           AYP Capital did not provide any services to associate companies during the first quarter of 1999.


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IV.     Factoring Activities

           AYP Capital did not perform any activities associated with the factoring of accounts receivable in the first quarter of 1999.

                               ALLEGHENY ENERGY, INC.



                               By:  /s/ Thomas K. Henderson
                                        Thomas K. Henderson
                                        Vice President


                               AYP CAPITAL, INC.



                               By:  /s/ Thomas K. Henderson
                                        Thomas K. Henderson
                                        Vice President


Dated: May 27, 1999